15048280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

Des Peres	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bastien 314-515-5946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Bastien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC STATE OF MISSOURI NOTARY SEAL

SHAY LYNNE DYLE
My Commission Expires
June 30, 2018
Jefferson County
Commission #14628722

Signature

Principal Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To Management of Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership"), presents fairly, in all material respects, the financial position of Edward D. Jones & Co., L.P. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of the consolidated statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2015

PricewaterhouseCoopers LLP, 800 Market Street, St. Louis, MO 63101-2695
T: (314) 206 8500, F: (314) 206 8514, www.pwc.com/us

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

(Dollars in millions)

ASSETS:	
Cash and cash equivalents	$ 908
Cash and investments segregated under federal regulations	8,848
Securities purchased under agreements to resell	601
Receivable from:	
Clients	2,789
Mutual funds, insurance companies and other	434
Brokers, dealers and clearing organizations	122
Securities owned, at fair value:	
Investment securities	152
Inventory securities	69
Equipment, property and improvements, at cost, net of accumulated depreciation and amortization	254
Other assets	112
TOTAL ASSETS	$ 14,289
LIABILITIES AND PARTNERSHIP CAPITAL:	
Payable to:	
Clients	$ 11,397
Brokers, dealers and clearing organizations	88
Accrued compensation and employee benefits	978
Accounts payable, accrued expenses and other	155
	12,618
Commitments and contingencies (Notes 10 and 11)	
Partnership capital	1,671
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 14,289

The accompanying notes are an integral part of this Statement of Financial Condition.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(Dollars in millions)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones"), and all wholly-owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiaries in Canada are included in the Partnership's Consolidated Statement of Financial Condition for the twelve months ended November 30, 2014, because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, EDJ Holding Company, Inc., is the sole general partner of Edward Jones.

Edward Jones is a registered broker-dealer in the United States ("U.S."), and one of the Partnership's subsidiaries is a registered broker-dealer in Canada. Through these entities, the Partnership serves individual investors in the U.S. and Canada. The Partnership primarily derives its revenues from the retail brokerage business through the distribution of mutual fund shares, fees related to assets held by and account services provided to its clients, the sale of listed and unlisted securities and insurance products, investment banking, and principal transactions. The Partnership conducts business throughout the U.S. and Canada with its clients, various brokers, dealers, clearing organizations, depositories and banks.

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the U.S. ("GAAP") which require the use of certain estimates by management in determining the Partnership's assets and liabilities. Actual results could differ from these estimates. The Partnership has evaluated subsequent events for recognition or disclosure through February 24, 2015, which was the date this Consolidated Statement of Financial Condition was available to be issued, and identified no matters requiring disclosure.

Foreign Exchange

Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value

Substantially all of the Partnership's financial assets and financial liabilities covered under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement and Disclosure* ("ASC 820"), are carried at fair value or contracted amounts which approximate fair value.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price". Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities categorized as Level I generally are U.S. treasuries, investments in publicly traded mutual funds with quoted market prices, equities listed in active markets and government and agency obligations.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique which incorporates third-party pricing services and other relevant observable information (such as market interest rates, yield curves, prepayment risk and credit risk generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments. When third-party pricing services are used, the methods and assumptions used are reviewed by the Partnership.

The types of assets and liabilities categorized as Level II generally are certificates of deposit, state and municipal obligations and corporate bonds and notes.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2014. In addition, there were no transfers into or out of Levels I, II or III during this period.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash, investments and the related interest receivable are segregated in special reserve bank accounts for the benefit of U.S. clients under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing. The fair value of the underlying collateral as determined daily, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction in U.S. agreements and must equal or exceed 100% in Canada agreements. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements. The Partnership considers these financing receivables to be of good credit quality and, as a result, has not recorded a related allowance for credit loss. In addition, the Partnership considers risk related to these securities to be minimal due to the fact that these securities are fully collateralized. The fair value of the collateral related to these agreements was $611 as of December 31, 2014 and was not repledged or sold.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are recorded at fair value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to seven years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. The cost of significant enhancements is capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Nonqualified Deferred Compensation Plan

The Partnership has a nonqualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability for the future payments due to financial advisors participating in the nonqualified deferred compensation plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation in the Consolidated Statement of Financial Condition. The Partnership has chosen to hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in investment securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the nonqualified deferred compensation plan and the change in investment securities are approximately the same, resulting in minimal net impact in the Consolidated Statement of Financial Condition.

Retirement Transition Plan

The Partnership, in certain circumstances, offers individually tailored retirement transition plans to retiring financial advisors. Each retirement transition plan compensates a retiring financial advisor for successfully providing client transition services in accordance with a retirement and transition employment agreement. Generally, the retirement and transition employment agreement is for five years. During the first two years the retiring financial advisor remains an employee and provides transition services, which include, but are not limited to, the successful transition of client accounts and assets to successor financial advisors, as well as mentoring and providing training and support to successor financial advisors. The financial advisor retires at the end of year two and is subject to a non-compete agreement for three years. Most retiring financial advisors are paid ratably over four years. Successor financial advisors receive reduced commissions on transitioned assets.

Income Taxes

Generally, income taxes have not been provided for in the Consolidated Statement of Financial Condition due to the partnership structure where each partner is liable for his or her own tax payments. For the jurisdictions in which the Partnership is liable for tax payments, the income tax provisions are immaterial (see Note 8).

Recently Issued Accounting Standards

In February 2015, the FASB issued ASU No. 2015-02, *Consolidation (Topic 810) – Amendments to the Consolidation Analysis* ("ASU 2015-02"), which will be effective for the first quarter of 2016. ASU 2015-02 provides updated guidance on consolidation of variable interest entities. The Partnership is in the process of evaluating the new standard and does not know what effect, if any, ASU 2015-02 will have on the Consolidated Financial Statements.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from clients is primarily composed of margin loan balances. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. Collateral held as of December 31, 2014 was $3,595 and was not repledged or sold. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments and, as a result, the Partnership considers credit risk related to these receivables to be minimal. Payable to clients is composed of cash amounts held by the Partnership due to clients. Substantially all amounts payable to clients are subject to withdrawal upon client request. The Partnership pays interest on the vast majority of credit balances in client accounts.

NOTE 3 – RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is composed of amounts due to the Partnership for asset-based fees from mutual fund and insurance companies of $197 and fees for shareholder accounting services from mutual fund companies of $48. The balance also includes a $189 retirement account trustee receivable for deposits held with a trustee as required by Canadian regulations for the Partnership's clients' retirement account funds held in Canada.

NOTE 4 – FAIR VALUE

The following table shows the Partnership's financial instruments measured at fair value:

	Financial Assets at Fair Value as of December 31, 2014			
	Level I	Level II	Level III	Total
Cash equivalents:				
Certificates of deposit	$ -	$ 100	$ -	$ 100
Investments segregated under federal regulations:				
U.S. treasuries	$ 1,109	$ -	$ -	$ 1,109
Certificates of deposit	-	225	-	225
Total investments segregated under federal regulations	$ 1,109	$ 225	$ -	$ 1,334
Securities owned:				
Investment securities:				
Mutual funds	$ 134	$ -	$ -	$ 134
Government and agency obligations	18	-	-	18
Total investment securities	$ 152	$ -	$ -	$ 152
Inventory securities:				
State and municipal obligations	$ 1	$ 40	$ -	$ 41
Equities	17	-	-	17
Mutual funds	5	-	-	5
Certificates of deposit	-	3	-	3
Corporate bonds and notes	-	2	-	2
Other	-	1	-	1
Total inventory securities	$ 23	$ 46	$ -	$ 69

	Financial Liabilities at Fair Value as of December 31, 2014			
	Level I	Level II	Level III	Total
Securities sold, not yet purchased[(1)]:				
Equities	$ 2	$ -	$ -	$ 2
Corporate bonds and notes	-	1	-	1
Total securities sold, not yet purchased	$ 2	$ 1	$ -	$ 3

(1) Securities sold, not yet purchased are included within accounts payable, accrued expenses and other on the Consolidated Statement of Financial Condition.

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. Treasury securities futures contracts. The amount of open futures contracts fluctuates on a daily basis due to changes in inventory securities owned, interest rates and market conditions. The notional amount of futures contracts outstanding was $8 at December 31, 2014. The average notional amount of futures contracts outstanding throughout the year ended December 31, 2014 was approximately $5. The underlying assets of these contracts are not reflected in the Partnership's Consolidated Statement of Financial Condition; however, the related mark-to-market unrealized loss of $0.018 was included in accounts payable, accrued expenses and other as of December 31, 2014.

NOTE 5 – EQUIPMENT, PROPERTY AND IMPROVEMENTS

The following table shows equipment, property and improvements as of December 31, 2014:

Equipment, furniture and fixtures	$	611
Buildings and improvements		469
Equipment, property and improvements, at cost		1,080
Accumulated depreciation and amortization		(826)
Equipment, property and improvements, net	$	254

NOTE 6 – LINES OF CREDIT AND SUBORDINATED LIABILITIES

The Partnership has uncommitted secured bank lines of credit in place as of December 31, 2014 of $365. These lines of credit are subject to change at the discretion of the banks and, therefore, due to credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future.

Actual borrowing availability on these lines is based on client margin securities and Partnership securities, which would serve as collateral in the event the Partnership borrowed against these lines. There were no amounts outstanding on these lines of credit as of December 31, 2014. In addition, the Partnership did not have any draws against these lines of credit during the year ended December 31, 2014, except for one nominal advance for the purpose of testing draw procedures.

The Partnership has a $500 uncommitted unsecured line of credit agreement with JFC with an expiration date of November 15, 2018. The interest rate is based on the applicable Federal rate, which was 1.70% at December 31, 2014. There were no amounts outstanding on this line of credit as of December 31, 2014 and no amounts drawn against this line of credit during the year ended December 31, 2014.

In June 2014, the Partnership paid the final scheduled installment on the liabilities subordinated to claims of general creditors of $50.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a result of its activities as a broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and capital compliance rules of the Financial Industry Regulatory Authority ("FINRA") Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $0.25 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that Edward Jones' partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

The Partnership's Canada broker-dealer is a registered securities dealer regulated by the Investment Industry Regulatory Organization of Canada ("IIROC"). Under the regulations prescribed by IIROC, the Partnership is required to maintain minimum levels of risk-adjusted capital, which are dependent on the nature of the Partnership's assets and operations.

The following table shows the Partnership's net capital figures for its U.S. and Canada broker-dealers as of December 31, 2014:

U.S.:		
Net capital	$	999
Net capital in excess of the minimum required	$	948
Net capital as a percentage of aggregate debit items		38.9%
Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items		31.1%
Canada:		
Regulatory risk adjusted capital	$	31
Regulatory risk adjusted capital in excess of the minimum required to be held by the IIROC	$	27

Net capital and the related capital percentages may fluctuate on a daily basis.

The Partnership prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The capital of the Partnership's Canada subsidiary is included as regulatory capital in the computation of Edward Jones' net capital, resulting in an increase in net capital of $27.

The following is a summary of certain consolidating financial information of the Partnership:

	Edward Jones	Edward Jones (Canada)	Other Subsidiaries	Eliminations	Edward D. Jones & Co., L.P.
Total assets	$ 13,866	$ 480	$ 4	$ (61)	$ 14,289
Total liabilities	$ 12,195	$ 428	$ -	$ (5)	$ 12,618
Total partnership capital	1,671	52	4	(56)	1,671
Total liabilities and partnership capital	$ 13,866	$ 480	$ 4	$ (61)	$ 14,289

NOTE 8 – INCOME TAXES

The Partnership is a pass through entity for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the general and limited partners. However, the Partnership structure does include certain subsidiaries which are corporations that are subject to income tax.

ASC No. 740, *Income Taxes*, requires the Partnership to determine whether a tax position is greater than fifty percent likely of being realized upon settlement with the applicable taxing authority, which could result in the Partnership recording a tax liability that would reduce net partnership capital. The Partnership did not have any significant uncertain tax positions as of December 31, 2014 and is not aware of any tax positions that will significantly change during the next twelve months. Edward Jones is generally subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which Edward Jones conducts business. Tax years prior to 2011 are generally no longer subject to examination by the IRS, state, local or foreign tax authorities.

NOTE 9 – EMPLOYEE BENEFIT PLANS

The Partnership maintains a Profit Sharing and Deferred Compensation plan covering all eligible U.S. employees and a Group Registered Retirement Savings Plan and a Deferred Profit Sharing Plan covering all eligible Canada employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis.

NOTE 10 – COMMITMENTS, GUARANTEES AND RISKS

The Partnership leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), a wholly owned subsidiary of JFC, under terms of non-cancelable triple net leases expiring through 2020. Additionally, the Partnership leases home office and branch office space under numerous non-cancelable operating leases from non-affiliates and financial advisors. Branch offices are leased generally for terms of three to five years.

The Partnership's non-cancelable lease commitments greater than one year as of December 31, 2014, are summarized below:

2015	$ 165
2016	40
2017	25
2018	17
2019	13
Thereafter	25
Total	$ 285

In addition to the commitments discussed above, the Partnership would have incurred termination fees of approximately $144 as of December 31, 2014 in the event the Partnership terminated existing contractual commitments with certain vendors providing ongoing services primarily for information technology, operations and marketing. These termination fees will decrease over the related contract periods, which generally expire within the next three years.

The Partnership provides margin loans to its clients which are collateralized by securities in the client's account and may be liable for the margin requirement of its client margin securities transactions. To mitigate this risk, the Partnership monitors required margin levels and requires clients to deposit additional collateral or reduce positions to meet minimum collateral requirements.

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for clients. The Partnership may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For client transactions, the Partnership has controls in place to monitor client activity and their obligation to the Partnership. Therefore, the potential to make payments under these client transactions is remote and accordingly, no liability has been recognized for these transactions.

Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canada broker-dealer may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in order to help mitigate the credit risk that exists with the deposits in excess of insured amounts. The Partnership has credit exposure to U.S. government and agency securities which are held as collateral for its resell agreements, investment securities and segregated investments. The Partnership's primary exposure on resell agreements is with the counterparty and the Partnership would only have exposure to U.S.

government and agency credit risk in the event of the counterparty's default on the resell agreements.

The Partnership provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Partnership's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Partnership to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 11 – CONTINGENCIES

In the normal course of business, the Partnership is involved, from time to time, in various legal matters, including arbitrations, class actions, other litigation, and investigations and proceedings by governmental organizations and self-regulatory organizations. In addition, the Partnership provides for potential losses that may arise related to other contingencies.

The Partnership assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Partnership will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Partnership's aggregate estimate of the potential loss contingency at December 31, 2014 and are believed to be sufficient. Such liability may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of additional possible loss is $16 to $32. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established reserves at December 31, 2014 are adequate and the liabilities arising from such proceedings will not have a material adverse effect on the consolidated financial position of the Partnership. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future consolidated financial position.

NOTE 12 – RELATED PARTIES

The Partnership's signed agreement with JFC for a $500 line of credit (see Note 6) is intended to provide short-term liquidity to the Partnership should the need arise. In addition, JFC has a five-year $400 committed unsecured credit facility which has an expiration date of November 15, 2018. The Partnership believes that between JFC's committed facility and other liquid assets held by JFC, the Partnership could borrow on the $500 line of credit on short notice if needed. There were no amounts outstanding on these lines of credit as of December 31, 2014 and no amounts drawn against these lines of credit during the year ended December 31, 2014, except for one nominal advance for the purpose of testing draw procedures.

Edward Jones leases a significant portion of its home office space from LEA. See Note 10 for further details.

As of December 31, 2014, Edward Jones leases approximately 10% of its branch office space from its financial advisors (see Note 10). These leases are executed and maintained in a similar manner as those entered into with third parties.

Trust services are offered to Edward Jones' U.S. clients through Edward Jones Trust Company ("EJTC"), a wholly-owned subsidiary of JFC. Edward Jones has a signed agreement with EJTC whereby Edward Jones would reimburse EJTC if EJTC did not achieve profitability. EJTC was profitable for the year ended December 31, 2014 and therefore Edward Jones was not required to make a reimbursement. EJTC has a signed agreement with Edward Jones to serve as custodian for IRA accounts in the Advisory Solutions program.

Olive Street Investment Advisers, L.L.C. ("OLV"), a wholly-owned subsidiary of JFC, is the investment adviser to the Bridge Builder Trust, a sub-advised mutual fund for Advisory Solutions clients of Edward Jones. The Partnership has a signed service agreement to provide OLV with personnel needed to perform services to Bridge Builder Trust. The Partnership also has a signed agreement to pay OLV for certain administrative services to support Advisory Solutions.

Edward Jones owns a 49.5% limited partnership interest in the investment adviser to two of the Edward Jones money market funds. The Partnership does not have management responsibility with regard to the adviser. Due to the current historically low interest rate environment, the investment adviser voluntarily chose to reduce certain fees charged to the funds to a level that will maintain a positive client yield on the funds.

Certain affiliates maintain brokerage accounts with the Partnership which pay interest on cash balances on a monthly basis. As of December 31, 2014, the cash balance was $85.

NOTE 13 – OFFSETTING ASSETS AND LIABILITIES

The Partnership does not offset financial instruments in the Consolidated Statement of Financial Condition. However, the Partnership enters into master netting arrangements with counterparties for securities purchased under agreements to resell that are subject to net settlement in the event of default. These agreements create a right of offset for the amounts due to and due from the same counterparty in the event of default or bankruptcy.

The following table shows the Partnership's securities purchased under agreements to resell as of December 31, 2014:

Gross amounts of recognized assets	Gross amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented in the Consolidated Statement of Financial Condition	Gross amounts not offset in the Consolidated Statement of Financial Condition		Net amount
			Financial instruments	Securities collateral[1]	
$ 601	-	601	-	(601)	$ -

[1] Actual collateral was greater than 102% of the related assets in U.S. agreements and 100% in Canada agreements.

Edward D. Jones & Co., L.P.'s Compliance Report

Edward D. Jones & Co., L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The Partnership's Internal Control Over Compliance was effective during the period from June 1, 2014 to December 31, 2014;
(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and
(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

Edward D. Jones & Co., L.P.

I, Kevin D. Bastien, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ____________

Title: Chief Financial Officer

February 24, 2015

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Report of Independent Registered Public Accounting Firm

To Management of Edward D. Jones & Co., L.P.,

We have examined Edward D. Jones & Co., L.P.'s (the "Partnership") assertions, included in the accompanying Edward D. Jones & Co., L.P.'s Compliance Report, that

(1) the Partnership's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014, and

(4) the information used to assert that the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records.

The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority("FINRA") (the "account statements rule"), which requires account statements to be sent to the customers of the Partnership (collectively, the "financial responsibility rules"), will be prevented or detected on a timely basis. The Partnership's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Partnership's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 and during the period June 1, 2014 to December 31, 2014 , (2) the Partnership complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 , and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Partnership's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Partnership's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Edward D. Jones & Co., L.P.'s compliance with the financial responsibility rules.

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Because of its inherent limitations, internal control over compliance may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Edward D. Jones & Co., L.P.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 24, 2015